[Letterhead of HJ & Associates, L.L.C.]





Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC

Dear Sir/Madam:

We have read the statements included in Item 4 in the Form 8-K dated August 19, 2003, of Highway One-Oweb, Inc., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein in so far as they relate to our audit for the years ended December 31, 2002 and review of the quarterly periods ended March 31, 2003 and June 30, 2003. During the most recent fiscal audit and the later interim periods through the termination of the client-auditor relationship, there were no disagreements of the type described under Item 304 (a)(1)(iv)(A) of Regulation S-B.

Very truly yours,

/s/ HJ & Associates, LLC

HJ & Associates, LLC